UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

INDUSTRIAL LOGISTICS PROPERTIES TRUST

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

456237106

(CUSIP Number)

June 22, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 456237106

1	NAME OF REPORTING PERSON: MCB LP Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

6,400,000 shares, all of which are directly owned by MCB LP Acquisitions LLC, a Delaware limited liability company (“MCB”)

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 6.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Total shares: 6,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.76%
12	TYPE OF REPORTING PERSON*	OO

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1	NAME OF REPORTING PERSON: MCB Acquisitions Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

6,400,000 shares, all of which are directly owned by MCB LP Acquisitions LLC, a Delaware limited liability company (“MCB”)

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 6.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Total shares: 6,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.76%
12	TYPE OF REPORTING PERSON*	OO

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1	NAME OF REPORTING PERSON: P. David Bramble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

6,400,000 shares, all of which are directly owned by MCB LP Acquisitions LLC, a Delaware limited liability company (“MCB”)

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 6.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Total shares: 6,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.76%
12	TYPE OF REPORTING PERSON*	IN

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ITEM 1(A).	NAME OF ISSUER Industrial Logistics Properties Trust

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES Two Newton Place, 255 Washington Street, Suite 300 Newton, MA 02458-1634

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed on behalf of MCB LP Acquisitions LLC (“MCB”), MCB Acquisitions Manager LLC and P. David Bramble.

It is filed on behalf of MCB with respect to the shares of Common Stock of the Issuer directly owned by it.

It is also filed on behalf of (i) MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”), the sole Manager of MCB and (ii) P. David Bramble, the sole member of Acquisitions, each of which may be deemed to indirectly beneficially own the shares of Common Stock reported herein that are directly beneficially owned by MCB.

MCB, Acquisitions and P. David Bramble are collectively referred to as the “Reporting Persons.”

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address of the business office of each of the Reporting Persons is 2002 Clipper Park Road, Suite 105, Baltimore, Maryland 21211.

ITEM 2(C).

CITIZENSHIP

MCB is a limited liability company organized under the laws of the State of Delaware. Acquisitions is a limited liability company organized under the laws of the State of Maryland. P. David Bramble is a citizen of the United States.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, $.01 par value per share.

ITEM 2(E).	CUSIP NUMBER

456237106

ITEM 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

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ITEM 4.

OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons is calculated based on the last reported outstanding share information for the Issuer, from if Quarterly Report on Form 10-Q for the three months ended March 31, 2023.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable.

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ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2023
(Date)

/s/ P. David Bramble

David Bramble, Individually, and

On behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC

On behalf of MCB LP Acquisitions LLC, as the sole manager of MCB LP Acquisitions LLC

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